Filed by: Telemar Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
We have filed a registration statement on Form F-4 (including the prospectus contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectus in that registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the transactions referred to below. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or TNL’s investor relations website at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the registration statement on Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.
TELE NORTE LESTE PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 33.300.262539
Public Company
EXTRAORDINARY SHAREHOLDERS’ MEETING
NOTICE OF THIRD CALL
Rio de Janeiro, December 4, 2006 - TELE NORTE LESTE PARTICIPAÇÕES S.A (BOVESPA: TNLP3 / TNLP4; NYSE: TNE) announced today that the Company’s Board of Directors decided to call its Shareholders to convene at the Extraordinary Shareholders’ Meeting, to be held, on a third call, on December 15, 2006, at 9 a.m., Rio time, in accordance with the ruling issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM). The Bank of New York, as Depositary, will vote at the third installment of the meeting in accordance with the instructions received from the ADR holders prior to 5:00 pm on November 7, 2006. Taking into consideration the high number of shareholders who attended the first call on November 13, 2006 and the second call on November 24, 2006, and the unavailability of the place where those meetings where held, the third meeting will take place at AABB — Associação Atlética do Banco do Brasil — “Salão Nobre”, located at 829 Avenida Borges de Medeiros, Lagoa, Rio de Janeiro, Brazil. In the meeting the shareholders will discuss the following Order of the Day:
1.	Approval of the Protocol for Stock Swap and Reasons (and attachments thereto), executed on September 26, 2006 by and between the Management of the Company and its controlling shareholder TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”), providing for, according to articles 224, 225, 252, and 264 of the Brazilian Corporate Law, the terms and conditions of the stock swap (incorporação de ações) under which the shares of the Company will be acquired by TMARPART such that the Company will become a wholly-owned subsidiary of TMARPART, subject to a separate approval by the holders of preferred shares of the exchange ratios of the shares and ADS issued by the Company for the shares and ADS to be issued by TMARPART, as per item 2 below;

2.	Approval of the exchange ratios of the shares and ADS issued by the Company for the shares and ADS to be issued by TMARPART, as provided for in item 6.3 of the Protocol for Stock Swap and Reasons, by the vote of holders of preferred shares (including ADS holders) issued by the Company, representing at least 25% of the issued preferred shares, excluding those kept with the Company’s treasury, in accordance with the CVM’s Orientation Release No. 34, dated August 18, 2006, and other relevant manifestations by the CVM;

3.	If the matters described in items 1 and 2 above are approved, the stock swap will occur so that the shares of the Company will be acquired by TMARPART such that the Company will become a wholly-owned subsidiary of TMARPART; and

4.	Authorization for the managers of the Company, according to paragraph 2 of article 227 of the Brazilian Corporate Law, to take all actions necessary to conclude the stock swap, including subscription to TMARPART’s capital increase.
GENERAL OBSERVATIONS:
1.	The documentation relating to the matters of the Order of the Day (as described in its different items) is available at the headquarters of the Company, for the examination of the Company’s Shareholders, as well as CVM’s website www.cvm.gov.br (“Sistema IPE”).
2.	The Shareholders who want to be represented by an attorney-in-fact must deliver the relevant power-of-attorney, with special powers, accompanied by copies of the corporate acts and/or documents demonstrating that the shareholder, if not a natural person, is duly represented, to the attention of the Office of Legal Strategy of the Company (“Diretoria de Estratégia Jurídica”), located at Rua Humberto de Campos 425, 6th floor, Leblon, in the City of Rio de Janeiro — RJ, between the hours of 9:00a.m. to 12:00p.m. and 2:00p.m. to 6:00p.m., until December 12, 2006. The powers-of-attorney already received by the Company with regard to the meeting originally scheduled on a third call for November 27, 2006, will be accepted for the meeting to be held on December 15, 2006.

3.	The Shareholder who participates in the Fungible Custody of Nominative Shares of the Stock Exchanges, and who wants to participate to this Meeting must submit an extract issued as from December 12, 2006, mentioning the relevant share participation, provided by the custodian institution.
4.	The quorum for approval of item 2 of the Order of the Day will be a minimum favorable vote 25% of the issued preferred shares (including ADS), excluded the shares kept with the Company’s treasury, according to CVM’s notice Ofício/CVM/SEP/GEA-4/No. 665/2006, dated September 25, 2006.
5.	This call is being made in accordance with the terms of the decision made on December 4, 2006 by Ms. Valeria Maron, reporting judge of the State Court Justice, as follows:

“After reviewing the case, as required by law, CVM restated its decision issued at the meeting held on September 25, 2006:
     ‘CVM’s Board, by majority of votes, has decided that in the cases relating to CVM Opinion (Parecer de Orientação) nr. 34/06, the preferred shareholders may vote even if they also own common shares, when such common shares are prevented from voting pursuant to article 115 of law 6,404/76 and in light of the aforementioned CVM Opinion.’
Therefore, acknowledging CVM’s statement, I reconsider the decision that suspended the third call of the shareholders’ meeting, which shall be called for another date, granting the right to all the preferred shareholders to vote at that meeting; provided, however, that the decisions taken at such shareholders’ meeting shall be subject to the decision of this appeal by the appealing court, after the attachment of the appealing party’s considerations on the CVM Opinion; official notice.”

6.	We recommend that the shareholders and attorneys-in-fact arrive to the place of the meeting two hours in advance to enable the necessary registration procedures.

For more information, please contact:
INVESTOR RELATIONS	GLOBAL CONSULTING GROUP
Email: invest@telemar.com.br	Lauren Puffer
Roberto Terziani (55 21) 3131-1208	lpuffer@hfgcg.com
Carlos Lacerda (55 21) 3131-1314	Tel: 1-646-284-9404
Fax: (5521) 3131-1144	Fax: 1-646-284-94